SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/16/13


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC, Phillip Goldstein,
Andrew Dakos, Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
236,486

8. SHARED VOTING POWER
223,835

9. SOLE DISPOSITIVE POWER
236,486
_______________________________________________________

10. SHARED DISPOSITIVE POWER
223,835


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
460,321 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.76%


14. TYPE OF REPORTING PERSON

IA, IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed September 30, 2013. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on June 6, 2013, there were 5,930,400 shares outstanding as of March 31, 2013. The percentage set forth herein was derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment adviser. As of 10/17/13, Bulldog Investors, LLC is deemed to be the beneficial owner of 460,321 shares of HSA (representing 7.76% of HSA's outstanding shares) solely by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 460,321 shares of HSA include 236,486 shares (representing 3.99% of HSA's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control:
Opportunity Partners LP, Calapasas West Partners, LP,
Opportunity Income Plus, LP, Full Value Special Situations Fund,LP,
Full Value Offshore Fund, Ltd., Full Value Partners, LP, and MCM Opportunity Partners, LP. (collectively, the Bulldog Investors Funds). The Bulldog Investors Funds may be deemed to constitute a group. All other shares included in the aforementioned 460,321 shares of HSA beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 223,835 shares (representing 3.77% of HSA's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 236,486 shares. Bulldog Investors, LLC has shared power to dispose of and vote 223,835 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of HSA's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors, LLC.


c) Since the last filing on 9/30/13 the following shares of HSA were purchased:

09/30/13		31,514		6.3471
10/01/13		3,677		6.3500
10/02/13		6,448		6.3178
10/03/13		7,000		6.3496
10/04/13		3,112		6.3500
10/07/13		6,507		6.3357
10/16/13		6,516		6.3500

The following shares of HSA were sold:

10/11/13		(1,447)		6.5500
10/14/13		(100)		6.5500



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/18/13/30/2013

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.